CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our report dated March 27, 2017 relating to the consolidated financial statements of First Mining Finance Corp. and its subsidiaries (“First Mining”) appearing in this Annual Report on Form 40-F of First Mining for the year ended December 31, 2016.

/s/ “BDO Canada LLP”

Chartered Professional Accountants
Vancouver, Canada

April 19, 2017